UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

Commission File Number: 001-34943

RDA MICROELECTRONICS, INC.

6/F, Building 4, 690 Bibo Road

Pudong District, Shanghai 201203, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Resignation of Steven Tang as Senior Vice President of Operations

Mr. Shun Lam Steven Tang has resigned from his position as RDA Microelectronics, Inc.’s Senior Vice President of Operations. Mr. Tang has accepted a position at Warburg Pincus, RDA’s largest shareholder. Mr. Tang will remain a member of the board of directors of RDA and he will be the third individual associated with Warburg Pincus on RDA’s eight-member board, together with Mr. Julian Cheng and Mr. Gordon (Yi) Ding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RDA MICROELECTRONICS, INC.

By	:	/s/ Lily Dong
Name	:	Lily Dong
Title	:	Chief Financial Officer

Date: February 1, 2012

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